UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Autolus Therapeutics plc

(Name of Issuer)

American Depositary Shares and Ordinary Shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100

(CUSIP Number)

James Rawlingson, Chief Financial Officer

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,161,533 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,161,533 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,161,533 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The 3,161,533 ordinary shares, nominal value $0.000042 per share (the “Ordinary Shares”), beneficially owned consists of 2,736,533 Ordinary Shares and 425,000 American Depositary Shares (“ADSs”), which may be exchanged for Ordinary Shares at a 1:1 ratio. The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)	This percentage set forth on the cover sheets is calculated based on 40,153,903 Ordinary Shares outstanding as of the completion of Autolus Therapeutic plc’s (the “Issuer”) initial public offering, including 10,147,059 Ordinary Shares in the form of ADSs issued in connection with such offering, as disclosed in, and derived from, the Issuer’s (i) final prospectus dated June 21, 2018, filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2018 and (ii) press release, dated June 26, 2018 titled “Autolus Announces Closing of Initial Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional American Depositary Shares.”

CUSIP No. 05280R100

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,161,533 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,161,533 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,161,533 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The 3,161,533 Ordinary Shares beneficially owned consists of 2,736,533 Ordinary Shares and 425,000 ADSs, which may be exchanged for Ordinary Shares at a 1:1 ratio. The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(1)	This percentage set forth on the cover sheets is calculated based on 40,153,903 Ordinary Shares outstanding as of the completion of the Issuer’s initial public offering, including 10,147,059 Ordinary Shares in the form of ADSs issued in connection with such offering, as disclosed in, and derived from, the Issuer’s (i) final prospectus dated June 21, 2018, filed with the Commission on June 22, 2018 and (ii) press release, dated June 26, 2018 titled “Autolus Announces Closing of Initial Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional American Depositary Shares.”

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value $0.000042 per share (the “Ordinary Shares”), and the American Depositary Shares, each representing one Ordinary Share (the “ADSs” and together with the Ordinary Shares, the “Shares”) of Autolus Therapeutics plc, a company organized under the laws of England and Wales (the “Issuer”). The address of the principal executive offices of the Issuer is Forest House, 58 Wood Lane, White City, London W12 7RZ, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

1.	Arix Bioscience Plc (“Arix Plc”)

2.	Arix Bioscience Holdings Limited (“Arix Ltd.”)

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b)	The address of the principal business office of each of the Reporting Persons is 20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom.

(c)	The principal business of each of the Reporting Persons is the global healthcare and life science business.

(d)	During the last five (5) years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the last five (5) years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Arix Plc and Arix Ltd. are companies formed under the laws of England and Wales.

Item 3. Source and Amount of Funds or other Consideration

On March 2, 2016, Arix Ltd. purchased 2,136,752 Series A Preferred Shares (“Series A Shares”) from the Issuer at a purchaser price of £1.56 per share, or £3,333,333.12 in the aggregate.

On July 17, 2017, Arix Ltd. purchased 2,136,752 Series A Shares from the Issuer at a purchaser price of £1.56 per share, or £3,333,333.12 in the aggregate.

On September 22, 2017, Arix Ltd. purchased 2,136,752 Series A Shares from the Issuer at a purchaser price of £1.56 per share, or £3,333,333.12 in the aggregate.

On September 25, 2017, Arix Ltd. purchased 2,305,609 Series A Shares from the Issuer at a purchaser price of $3.078 per share, or $7,096,293 in the aggregate.

On June 21, 2018, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and Jefferies LLC, as Representatives of the several Underwriters (as defined therein) (the foregoing, collectively, the “Underwriters”), related to an initial public offering (the “IPO”) of 8,823,530 ADSs of the Issuer at a price to the public of $17.00 per ADS. The IPO closed on June 26, 2018.

Pursuant to the IPO, Arix Ltd. purchased 425,000 ADSs at the offering price of $17.00 per share, or $7,225,000.

On June 26, 2018, upon the closing of the IPO, Arix Ltd. acquired 2,736,533 Ordinary Shares, resulting from the conversion of the Series A Shares on a 3.185-for-1 basis.

The securities of the Issuer reported herein were purchased by Arix Ltd. with the working capital of Arix Ltd. both in transactions with the underwriters (as described herein) and as a result of conversions of securities formerly acquired in private transactions directly with the Issuer. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

The shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 4. Purpose of Transaction

The disclosure in Item 3 is incorporated herein by reference.

Arix Ltd. acquired the Shares described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions and subject to applicable legal requirements, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deems appropriate, including, without limitation, (i) acquiring additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described in this Item 4, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information set forth in Item 3 and 4 is incorporated herein by reference. All percentages of ownership of the Reporting Persons is calculated based on 40,153,903 Ordinary Shares outstanding as of the completion of the Issuer’s IPO, including 10,147,059 Ordinary Shares in the form of ADSs issued in connection with such offering, as disclosed in, and derived from, the Issuer’s (i) final prospectus dated June 21, 2018, filed with the Securities and Exchange Commission on June 22, 2018 and (ii) press release, dated June 26, 2018 titled “Autolus Announces Closing of Initial Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional American Depositary Shares.”

(b)	Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Shares of the Issuer during the past 60 days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board Representation

Dr. Joseph Anderson, the Chief Executive Officer and a member of the board of directors of Arix Plc, is a member of the board of directors of the Issuer. Dr. Anderson may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer.

Lock-Up Agreements

In connection with the IPO, Arix Ltd., and all of the Issuer’s directors, senior management and holders of substantially all of the Issuer’s equity securities, or securities convertible, exchangeable or exercisable for, its equity securities, including the Reporting Persons, agreed with the underwriters, subject to limited exceptions, not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our equity securities, or any options or warrants to purchase our equity securities, or any securities convertible into, or exchangeable for or that represent the right to receive, the Issuer’s equity securities, without the prior written consent of the representatives of the underwriters for a period of 180 days from June 21, 2018, whether owned as of such date or thereafter acquired

Registration Rights

In September 2017, the Issuer and certain holders of the Issuer’s securities, including the Reporting Persons, entered into a shareholders’ agreement, which provided that, among other things, the Issuer would enter into a registration rights agreement with such holders prior to the completion of an initial public offering. In connection with the IPO, the parties entered into a Registration Rights Agreement, pursuant to which the following registration rights were granted:

•	Demand Registration on a Form F-1. Following the IPO, each holder is entitled to consummate demand registrations on Form F-1, provided that these demand registration rights may only be exercised by holders who hold, in the aggregate, not less than 25% of the aggregate number of shares then outstanding and held by all holders who are party to the agreement, and provided further that the Issuer is not required to effect a demand registration statement after it has effected two demand registration statements, and such registration statements have been declared or ordered effective.

•	Demand Registration on Form F-3. Each holder is entitled to unlimited demand registrations on Form F-3, if the Issuer is eligible to register shares on Form F-3, provided that these demand registration rights may only be exercised by holders who hold, in the aggregate, not less than 10% of the aggregate number of shares then outstanding and held by all holders who are party to the agreement. These demand registration rights may not be exercised more than twice in any twelve-month period.

•	Piggyback Registration. Each holder is entitled to piggyback registration rights, subject, in the case of an underwritten offering, to customary reductions by the underwriter, provided that the aggregate number of securities of the holders included in the registration may not be reduced to less than 30% of the total number of securities registered.

•	Expenses. The Issuer will pay all registration expenses relating to the exercise of the registration rights above, including the reasonable fees and expenses of legal counsel to the participating holders up to a maximum of $50,000 in the aggregate per registration.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated July 6, 2018

Exhibit 99.2	Form of Registration Rights Agreement, by and among the Issuer and the investors listed therein.

Exhibit 99.3	Form of Lock-Up Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARIX BIOSCIENCE PLC

By:	/s/ James Rawlingson
Name:	James Rawlingson
Title:	Chief Financial Officer

ARIX BIOSCIENCE HOLDINGS LTD.

By:	/s/ James Rawlingson
Name:	James Rawlingson
Title:	Chief Financial Officer

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Joseph Anderson	Director	United Kingdom	CEO, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Christopher Thomas Evans	Director	United Kingdom	Deputy Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Jonathan Peacock	Director	USA	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
James Hedley Rawlingson	Director	United Kingdom	Chief Financial Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Joseph Anderson	CEO	United Kingdom	CEO, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Christopher Thomas Evans	Director	United Kingdom	Deputy Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Meghan Mair Fitzgerald	Director	USA	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Franz Bernhard Humer	Director	Switzerland	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Trevor Mervyn Jones	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Giles Kerr	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Jonathan Peacock	Director	USA	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
James Hedley Rawlingson	Director	United Kingdom	Chief Financial Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
David Charles U’Prichard	Director	USA	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom